Filed by Steelcase Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject company: Steelcase Inc.

Commission file number: 001-13873

Steelcase Inc. and HNI Corporation issued the following joint press release on August 4, 2025.

HNI Corporation  600 East Second Street, Muscatine, Iowa 52761, Tel 563 272 7400, Fax 563 272 7347, hnicorp.com

News Release

HNI CORPORATION TO ACQUIRE STEELCASE INC.

Highly Complementary Brand Portfolios, Dealer Networks, and Industry Segments will Enhance Customer Reach

Combined Capabilities to Drive Accretion and Accelerate Strategic Initiatives to Better Serve Customers

HNI and Steelcase to Host Conference Call and Webcast at 8:30 AM ET Today

MUSCATINE, Iowa & GRAND RAPIDS, Mich., August 4, 2025 – HNI Corporation (NYSE: HNI) and Steelcase Inc. (NYSE: SCS) today announced that they have entered into a definitive agreement under which HNI will acquire Steelcase in a cash and stock transaction, with a total consideration of approximately $2.2 billion to Steelcase common shareholders.

Under the terms of the agreement, Steelcase shareholders will receive $7.20 in cash and 0.2192 shares of HNI common stock for each share of Steelcase they own. The implied per share purchase price of $18.30 is based on HNI’s closing share price of $50.62 on Friday, August 1, 2025, reflecting a valuation multiple at transaction close1 for Steelcase of approximately 5.8x TTM2 Adjusted EBITDA, inclusive of run-rate cost synergies of $120 million. Upon closing, HNI shareholders will own approximately 64% and Steelcase shareholders will own approximately 36% of the combined company.

“This acquisition brings together two respected companies with complementary strengths and represents an exciting milestone in HNI’s growth journey,” said Jeffrey Lorenger, HNI’s Chairman, President, and Chief Executive Officer. “We have long admired Steelcase for its insight-led approach, which has helped shape our industry for decades. With the Steelcase portfolio of brands and as in-office work trends accelerate, we will be even better positioned to meet the evolving needs of the workplace, enhance dealer and customer relationships, unlock new opportunities for growth, and create compelling value for the combined company’s shareholders.”

“Joining with HNI is a bold step that marks the next era for Steelcase, our customers, dealers, and employees,” said Sara Armbruster, President and Chief Executive Officer of Steelcase. “Together, we will be positioned to redefine what’s possible in the world of work, workers, and workplaces. Like Steelcase, HNI is an organization that leads with purpose, shares similar values, and puts the customer at the center of everything they do. I’m excited to see this combination shape our industry.”

[1]	Assumes transaction close at 12/31/2025 with $21 million of net debt; equity consideration is at time of announcement
[2]	TTM as of 05/30/2025

Compelling Strategic Benefits

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Combines Complementary Portfolios and Dealer Networks to Enhance Customer Reach: HNI’s and Steelcase’s geographic footprints and dealer networks are highly complementary, which bolsters the combined company’s ability to serve more customers across diverse industry segments, including small and medium business, large corporate, healthcare, education, and hospitality customers. The companies have the industry’s most respected and widely recognized brands, allowing the combined company to better support an expanded customer base and capture growth opportunities from industry tailwinds.

•

Brings Together World-Class Capabilities: Uniting a strong innovation engine with operational excellence, the combined organization will accelerate delivery of more advanced solutions to customers, while increasing value for shareholders.

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Strong Financial Profile: The combined company will have pro forma annual revenue of approximately $5.8 billion, pro forma Adjusted EBITDA of approximately $745 million, and 2.1x net leverage.[3] These metrics are based on each company’s respective last reported 12-month results and are inclusive of annual run-rate synergies. Net leverage is expected to return to pre-acquisition levels within 18-24 months.

•

Highly Synergistic Combination: With recent experience in M&A execution and a disciplined integration approach, HNI’s proven ability to successfully combine core capabilities and deliver cost synergies will maximize the new organization’s future success. Annual run-rate synergies are expected to total $120 million when fully mature. The company projects the combination will be highly accretive to non-GAAP earnings per share beginning in 2027.

•

Accelerates Strategic Framework: The acquisition is fully aligned with HNI’s strategic framework focused on driving long-term profitable growth. With an enhanced financial profile, the new company will also be better positioned to accelerate and increase investments in long-term operational enhancements, digital transformation, and customer-centric buying experiences.

HNI and Steelcase share a deep commitment to respecting people, protecting the planet, operating with excellence, and acting with integrity. As a stronger and more diversified organization, the combined company will bring together the strengths of both HNI and Steelcase to create new career growth opportunities for team members, deliver more value for customers, and further support and invest in the communities where they operate.

Following the close of the transaction, the combined company will continue to be led by Jeffrey Lorenger, HNI’s Chairman, President, and Chief Executive Officer. HNI will continue to operate its corporate headquarters in Muscatine, Iowa, and Steelcase will maintain its headquarters in Grand Rapids, Michigan. HNI will maintain the Steelcase brand following the transaction’s close. In addition, post-closing, HNI’s Board of Directors will expand from 10 directors to 12, to include two of Steelcase’s current independent board members.

Approvals, Financing, and Timing to Close

The transaction, which is expected to close by the end of calendar year 2025, is subject to approval by HNI and Steelcase shareholders, the receipt of required regulatory clearances, and the satisfaction of other customary closing conditions.

[3]	Includes EBITDA add-backs, which encompass two-year look-forward run-rate synergies, as defined within the credit agreement

Certain shareholders of Steelcase have entered into a voting agreement to vote in favor of the transaction at the special meeting of Steelcase shareholders to be held in connection with the transaction.

In support of the transaction, JPMorgan Chase Bank, N.A. and Wells Fargo Bank, N.A. have executed a commitment letter to provide committed financing to HNI, subject to the terms and conditions therein.

Advisors

J.P. Morgan Securities LLC is serving as exclusive financial advisor to HNI, and Davis Polk & Wardwell LLP is serving as legal counsel. Goldman Sachs & Co. LLC and BofA Securities are serving as financial advisors to Steelcase, and Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal counsel.

Conference Call, Webcast and Presentation

HNI and Steelcase will hold a conference call to discuss the transaction today, August 4, 2025 at 8:30 a.m. Eastern Time. To listen, call (855) 761-5600 and use conference ID number 7006893. Access to a live audio webcast and slide presentation will be available on the Events & Presentations page of the Investor Relations section of HNI Corporation’s website or at the following link: https://events.q4inc.com/attendee/369737700 [events.q4inc.com].

About HNI Corporation

HNI Corporation (NYSE: HNI) has been improving where people live, work, and gather for more than 75 years. HNI is a manufacturer of workplace furnishings and residential building products, operating under two segments. The Workplace Furnishings segment is a leading global designer and provider of commercial furnishings, going to market under multiple unique brands. The Residential Building Products segment is the nation’s leading manufacturer and marketer of hearth products, which include a full array of gas, electric, wood, and pellet-burning fireplaces, inserts, stoves, facings, and accessories. More information can be found on the Corporation’s website at www.hnicorp.com.

About Steelcase

Steelcase (NYSE: SCS) is a global design and thought leader in the world of work. Our purpose is to help the world work better. Along with more than 30 creative and technology partner brands, we research, design and manufacture furnishings and solutions for many of the places where work happens — including offices, homes, and learning and health environments. Together with our 11,300 employees, we’re working toward better futures for the wellbeing of people and the planet. Our solutions come to life through our global community of expert Steelcase dealers in approximately 790 locations, store.steelcase.com and other retail partners. For more information, visit Steelcase.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements about HNI’s, Steelcase’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “anticipate,” “believe,” “could,” “confident,” “continue,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project”, “target,” “trend” and similar words, phrases or expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between HNI and Steelcase (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Steelcase; the outcome of any legal proceedings that may be instituted against HNI or Steelcase; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that seeking or obtaining such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Steelcase operate; any failure to promptly and effectively integrate the businesses of HNI and Steelcase; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Steelcase’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time to the Transaction from ongoing business operations and opportunities.

Additional important factors relating to Steelcase that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, competitive and general economic conditions domestically and internationally; acts of terrorism, war, governmental action, natural disasters, pandemics and other Force Majeure events; cyberattacks; changes in the legal and regulatory environment; changes in raw material, commodity and other input costs; currency fluctuations; changes in customer demand; and the other risks and contingencies detailed in Steelcase’s most recent Annual Report on Form 10-K and its other filings with the U.S. Securities and Exchange Commission (the “SEC”).

Additional important factors relating to HNI that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, HNI’s ultimate realization of the anticipated benefits of the acquisition of Kimball International; disruptions in the global supply chain; the effects of prolonged periods of inflation and rising interest rates; labor shortages; the levels of office furniture needs and housing starts; overall demand for HNI’s products; general economic and market conditions in the United States and internationally; industry and competitive conditions; the consolidation and concentration of HNI’s customers; HNI’s reliance on its network of independent dealers; change in trade policy, including with respect to tariff levels; changes in raw material, component, or commodity pricing; market acceptance and demand for HNI’s new products; changing legal, regulatory, environmental, and healthcare conditions; the risks associated with international operations; the potential impact of product defects; the various restrictions on HNI’s financing activities; an inability to protect HNI’s intellectual property; cybersecurity threats, including those posed by potential ransomware attacks; impacts of tax legislation; and force majeure events outside HNI’s control, including those that may result from the effects of climate change, a description of which risks and uncertainties and additional risks and uncertainties can be found in HNI’s most recent Annual Report on Form 10-K and its other filings with the SEC.

These factors are not necessarily all of the factors that could cause HNI’s, Steelcase’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Steelcase’s or the combined company’s results.

All forward-looking statements attributable to HNI, Steelcase, or the combined company, or persons acting on HNI’s or Steelcase’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and HNI and Steelcase do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Steelcase updates one or more forward-looking statements, no inference should be drawn that HNI or Steelcase will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Steelcase and factors that could affect the forward-looking statements contained herein can be found in HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Steelcase’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC.

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the Transaction, HNI will file with the SEC a Registration Statement on Form S-4 to register the shares of HNI common stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of HNI and Steelcase that also constitutes a prospectus of HNI. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of HNI and Steelcase.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, STEELCASE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Steelcase through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Steelcase at its website, www.steelcase.com (information included on or accessible through either of HNI’s or Steelcase’s website is not incorporated by reference into this communication).

Participants in the Solicitation

HNI, Steelcase, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of HNI and Steelcase and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of

HNI and their ownership of HNI common stock is set forth in the definitive proxy statement for HNI’s 2025 Annual Meeting of Shareholders, filed with the SEC on March 11, 2025; in Table I (Information about our Executive Officers) at the end of Part I of HNI’s Annual Report on Form 10 K for the fiscal year ended December 28, 2024, filed with the SEC on February 25, 2025; in HNI’s Current Report on Form 8 K filed with the SEC on June 20, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by HNI’s directors and executive officers; and in other documents filed by HNI with the SEC. Information about the directors and executive officers of Steelcase and their ownership of Steelcase common stock can be found in Steelcase’s definitive proxy statement in connection with its 2025 Annual Meeting of Shareholders, filed with the SEC on May 28, 2025; under the heading “Supplementary Item. Information About Our Executive Officers” in Steelcase’s Annual Report on Form 10 K for the fiscal year ended February 28, 2025, filed with the SEC on April 18, 2025; in Steelcase’s Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on July 11, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Steelcase’s directors and executive officers; and in other documents filed by Steelcase with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.”

HNI Corporation

Investors

Vincent P. Berger

Executive Vice President and Chief Financial Officer

(563) 272-7400

Matthew S. McCall

Vice President, Investor Relations and Corporate Development

(563) 275-8898

Media

Lauren Odell / Felipe Ucrós

Gladstone Place Partners

hni@gladstoneplace.com

(212) 230-5930

Steelcase Inc.

Investors

Mike O’Meara

Investor Relations

ir@steelcase.com

Media

Brodie Bertrand

Corporate Communications

pr@steelcase.com

Andi Rose / Mahmoud Siddig

Joele Frank, Wilkinson Brimmer Katcher

arose@joelefrank.com / msiddig@joelefrank.com

(212) 355-4449